Supplement to the Offer to Purchase dated August 29, 2006

Brinker International, Inc. Has Decreased the Number of Shares It Is Offering to Purchase to Up to 11,250,000 Shares of its Common Stock and Has Increased the Purchase Price to Not Greater Than $40.00 Nor Less Than $35.25 Per Share

THE TENDER OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS HAVE BEEN
EXTENDED AND WILL NOW EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME, ON
WEDNESDAY, OCTOBER 11, 2006, UNLESS THE TENDER OFFER IS FURTHER EXTENDED.

On August 29, 2006, Brinker International, Inc., a Delaware corporation (“Brinker,” the “Company,” “we” or “us”), distributed documentation relating to the Company’s offer to purchase for cash up to 11,688,311 shares of its common stock, $0.10 par value per share (the “Common Stock”), at a price not greater than $38.50 nor less than $35.25 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated August 29, 2006 (the “Original Offer to Purchase”), and the related Letter of Transmittal. By this Supplement to the Offer to Purchase, dated September 27, 2006 (the “Supplement,” and together with the Original Offer to Purchase, the “Offer to Purchase”), and the related amended Letter of Transmittal (the “Amended Letter of Transmittal”), we are amending and supplementing the Original Offer to Purchase. The Offer to Purchase and the Amended Letter of Transmittal, each as may be further amended or supplemented from time to time, together constitute the tender offer (the “Tender Offer”). The Tender Offer was originally scheduled to expire at 12:00 Midnight, Eastern Time, on September 26, 2006. We have extended the expiration of the Tender Offer to 12:00 Midnight, Eastern Time, on Wednesday, October 11, 2006. We have also decreased the number of shares we are offering to purchase to up to 11,250,000 shares of Common Stock and increased the purchase price at which shareholders may tender their shares to a price not greater than $40.00 nor less than $35.25 per share, net to the seller in cash, less any applicable withholding taxes and without interest.

SHAREHOLDERS WHO HAVE PREVIOUSLY TENDERED SHARES PURSUANT TO THE ORIGINAL OFFER TO PURCHASE AND WHO CHECKED THE BOX ENTITLED “SHARES TENDERED AT PRICE DETERMINED IN THE TENDER OFFER” IN THE RELATED LETTER OF TRANSMITTAL OR ON THE INSTRUCTION FORM PROVIDED TO THEM BY BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES AND OTHER NOMINEES, AND WHO  DO NOT WISH TO CHANGE THAT DIRECTION, DO NOT NEED TO TAKE ANY FURTHER ACTION IN RESPONSE TO THIS SUPPLEMENT. IN ADDITION, PARTICIPANTS IN OUR 401(K) PLAN THAT HAVE PREVIOUSLY TENDERED SHARES AND WHO SPECIFIED ON THE DIRECTION FORM PROVIDED TO THEM THAT THEY ARE WILLING TO ACCEPT THE PRICE DETERMINED BY US IN THE TENDER OFFER, AND WHO DO NOT WISH TO CHANGE THAT DIRECTION, DO NOT NEED TO TAKE ANY FURTHER ACTION IN RESPONSE TO THIS SUPPLEMENT.

ALL OTHER PREVIOUS TENDERS OF SHARES BY SHAREHOLDERS ARE INVALID. SHAREHOLDERS THAT DO NOT MEET ONE OF THE LIMITED EXCEPTIONS DESCRIBED IN THE PRECEDING PARAGRAPH AND THAT WISH TO PARTICIPATE IN THE TENDER OFFER SHOULD TREAT THIS EXTENSION AS A NEW TENDER OFFER, WHETHER OR NOT THEY WISH TO MAKE ANY CHANGE IN THEIR PREVIOUS INSTRUCTIONS, AND SHOULD TENDER THEIR SHARES BY COMPLYING WITH THE PROCEDURES DESCRIBED IN THE OFFER TO PURCHASE.

The shares are listed and traded on the New York Stock Exchange (“NYSE”) under the symbol “EAT”. On September 25, 2006, the last full trading day before the Tender Offer was extended, the reported closing price of the shares on NYSE was $40.99 per share. We urge you to obtain current market quotations for the shares before deciding whether and at what purchase price or purchase prices to tender your shares. See Section 8 of the Offer to Purchase.

Questions and requests for assistance may be directed to D.F. King & Co., Inc. (the “Information Agent”), or to Goldman, Sachs & Co. or Banc of America Securities LLC (the “Dealer Managers”), at their respective addresses and telephone numbers set forth on the back cover of this Supplement.

The Lead Dealer Manager for the Tender Offer is:

Goldman, Sachs & Co.

The Co-Dealer Manager for the Tender Offer is:

Banc of America Securities LLC

September 27, 2006

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction or passed upon the merits or fairness of such transaction or passed upon the adequacy or accuracy of the information contained in the Offer to Purchase. Any representation to the contrary is a criminal offense.

SUMMARY TERM SHEET

The Summary Term Sheet in the Original Offer to Purchase is hereby amended and supplemented by adding the following:

What will be the purchase price for the shares and what will be the form of payment?

We are conducting the Tender Offer through a procedure commonly called a modified “Dutch Auction.”

This procedure allows you to select the price within a price range specified by us at which you are willing to sell your shares. The lowest price that may be specified is $35.25. The prices that may be specified increase in increments of $0.25 up to $40.00 and the highest price that may be specified is $40.00.

The price range for the Tender Offer is $35.25 to $40.00 per share. After the Tender Offer expires, we will look at the prices chosen by shareholders for all of the shares properly tendered and not properly withdrawn. We will then select the lowest purchase price that will allow us to buy 11,250,000 shares. If fewer than 11,250,000 shares are properly tendered and not properly withdrawn, we will select the lowest price that will allow us to buy all the shares that are properly tendered and not properly withdrawn.

All shares we purchase will be purchased at the same price, even if you have selected a lower price, but we will not purchase any shares above the purchase price determined in the Tender Offer.

If you wish to maximize the chance that your shares will be purchased, you should check the box in the section of the Amended Letter of Transmittal captioned “Shares Tendered at Price Determined in the Tender Offer” indicating that you will accept the purchase price we determine. If you agree to accept the purchase price determined in the Tender Offer, your shares will be deemed to be tendered at the minimum price of $35.25 per share. You should understand that this election may lower the purchase price paid for all purchased shares in the Tender Offer and could result in your shares being purchased at the minimum price of $35.25 per share.

If your shares are purchased in the Tender Offer, we will pay you the purchase price in cash, less any applicable withholding taxes and without interest, promptly after the Tender Offer expires. See Sections 1 and 5 of the Offer to Purchase. Under no circumstances will we pay interest on the purchase price, even if there is a delay in making payment.

How many shares is the Company offering to purchase in the Tender Offer?

We are offering to purchase up to 11,250,000 shares of our Common Stock, $0.10 par value per share. The 11,250,000 shares represent approximately 13.6% of our issued and outstanding Common Stock as of August 17, 2006. See Section 1 of the Offer to Purchase. If fewer than 11,250,000 shares are properly tendered and not properly withdrawn, we will purchase all shares that are properly tendered and not properly withdrawn. If more than 11,250,000 shares are properly tendered and not properly withdrawn, we will purchase all shares tendered at or below the purchase price on a pro rata basis, except for “odd lots” (lots of less than 100 shares), which we will purchase on a priority basis, and except for each conditional tender whose condition was not met, which we will not purchase (except as described in Section 6 of the Offer to Purchase).

The Tender Offer is not conditioned on any minimum number of shares being tendered, but is subject to certain other conditions. See Section 7 of the Offer to Purchase.

Can the Tender Offer be further extended, amended or terminated, and under what circumstances?

We can further extend or amend the Tender Offer in our sole discretion. If we further extend the Tender Offer, we will delay the acceptance of any shares that have been tendered. We can terminate the Tender Offer under certain circumstances. See Section 7 and Section 15 of the Offer to Purchase.

How will I be notified the Tender Offer is further extended or if the terms of the Tender Offer are further amended?

We will issue a press release no later than 9:00 a.m., Eastern Time, on the business day after the previously scheduled Expiration Time if we decide to further extend the Tender Offer. We will announce any further amendment to the Tender Offer by making a public announcement of the amendment. See Section 15 of the Offer to Purchase.

If I previously tendered my shares using the Letter of Transmittal distributed with the Original Offer to Purchase, is my tender still effective?

Perhaps. Shareholders who have previously tendered shares and indicated that they would accept the final price determined by the Company in the Tender Offer, and who do not wish to change that direction, do not need to take any action in response to the extension unless they wish to withdraw their shares. All other previous tenders of shares by shareholders are invalid. Such shareholders who wish to participate in the Tender Offer should treat this extension as a new Tender Offer, whether or not they wish to make any change in their previous instructions, and should tender their shares by complying with the procedures described in the Offer to Purchase.

Do I need to submit a notice of withdrawal for shares I previously tendered pursuant to the Original Offer to Purchase if such tender is no longer effective?

No. Subject to the limited exceptions (for example, shareholders who previously tendered at the price to be determined by the Company in the Tender Offer) set forth in this Supplement, previous tenders of shares are no longer valid, and a notice of withdrawal is therefore not required.

1. General Amendments

All references to the purchase price in the Original Offer to Purchase shall now mean a price of not greater than $40.00 per share nor less than $35.25 per share, net to the seller in cash, less any applicable withholding taxes and without interest. All references to the maximum purchase price in the Tender Offer shall now mean a maximum price of $40.00 per share. All references to the number of shares of Common Stock we are offering to purchase in the Tender Offer shall now mean up to 11,250,000 shares of Common Stock.

All references in the Original Offer to Purchase to the “Expiration Time” and “Expiration Date” shall now mean 12:00 Midnight, Eastern Time, on Wednesday, October 11, 2006, unless the Tender Offer is further extended.

2. Selected Historical and Pro Forma Net Income Per Share Data

The following table shows (1) selected historical net income per share data about the Company for the fiscal year and quarter ended June 28, 2006, and (2) selected pro forma net income per share data for the same periods, assuming (a) at the low end of the range of the pro forma net income per share, the purchase of 11,250,000 shares in the Tender Offer, at the purchase price of $40.00 per share (the maximum price), for an aggregate purchase price of $450.0 million, (b) at the high end of the range of the pro forma net income per share, the purchase of 11,250,000 shares in the Tender Offer, at the purchase price of $35.25 per share (the minimum price), for an aggregate purchase price of $396.6 million, (c) the payment of the related fees and expenses of the Tender Offer of $2.5 million and (d) the financing for the Tender Offer using the proceeds from approximately $450.0 million of borrowings at the purchase price of $40.00 per share or $396.6 million in borrowings at the purchase price of $35.25 per share, as if each were completed at the beginning of each period presented.

The pro forma net income per share data is based on our historical financial information for the fiscal year and quarter ended June 28, 2006, and assumes that the Company would have used $450.0 million of proceeds at the purchase price of $40.00 or $396.6 million of proceeds at the purchase price of $35.25 from bank borrowings to finance the Tender Offer and for the related impact on interest expense. The impact on interest expense used in preparing the pro forma net income per share data was based on the terms of the Company’s Bridge Loan facility and revolving credit facility and interest rates available to the Company during the periods presented.

The pro forma financial information is intended for informational purposes only and does not purport to be indicative of the results that would actually have been obtained if the Tender Offer had been completed at the dates indicated or that may be obtained at any date in the future. The following selected historical net income per share data has been derived from our historical financial statements included in our annual report on Form 10-K for the fiscal year ended June 28, 2006 which has been filed with the SEC, and should be read in conjunction with those financial statements.

Net Income Per Share Data	Actual	Pro Forma Range
(In thousands, except per share amounts)
Year ended June 28, 2006
Basic net income per share from continuing operations	$2.49	$2.69 - 2.71	(a)
Diluted net income per share from continuing operations	$2.45	$2.63 - 2.66	(a)
Basic weighted average shares outstanding	85,844	74,594	(b)
Diluted weighted average shares outstanding	87,289	76,039	(b)
Quarter ended June 28, 2006
Basic net income per share from continuing operations	$0.87	$0.95	(a)
Diluted net income per share from continuing operations	$0.85	$0.93 - 0.94	(a)
Basic weighted average shares outstanding	84,347	73,097	(b)
Diluted weighted average shares outstanding	85,568	74,318	(b)

Notes to Selected Pro Forma Income Per Share Data

(a)                 The additional interest expense used in calculating the pro forma net income per share range for the periods presented was based on $450.0 million in new borrowings at the purchase price of $40.00 per share or $396.6 million in new borrowings at the purchase price of $35.25 per share using the interest rates in effect for each of the periods presented based on the terms of the Bridge Loan facility and our revolving credit facility. The interest rates for both the Bridge Loan facility and the revolving credit facility are based on one month LIBOR plus 0.55% and 0.50%, respectively. The average rate for the fiscal year and quarter ended June 28, 2006 was 4.84% and 5.55%, respectively. The rates used in this calculation do not represent the Company’s cost for long-term financing. The Bridge Loan facility is a 364 day facility and will have to be refinanced at a later date. The Company has indicated that it will attempt to secure long-term financing on all or a portion of the outstanding debt that arises from this transaction.

The tax benefit on the additional interest expense used in calculating the pro forma net income per share range for the periods presented was based on a combined statutory tax rate of 37.6%.

The impact of these items on net income from continuing operations during the periods presented are as follows (in thousands):

	$40.00 price per share		$35.25 price per share
	Year ended 6/28/06	Quarter ended 6/28/06	Year ended 6/28/06	Quarter ended 6/28/06
Actual income from continuing operations	$213,950	$73,007	$213,950	$73,007
Pro forma adjustments related to interest, net of tax benefit	(13,591)	(3,896)	(11,977)	(3,433)
Pro forma income from continuing operations	$200,359	$69,111	$201,973	$69,574

(b)                Basic and diluted weighted average shares used in calculating the pro forma net income per share range have been reduced by 11,250,000 shares to reflect the effects of the Tender Offer. The shares were assumed to be repurchased at the beginning of each period presented. We also assumed that either all shares were purchased at the maximum of $40.00 per share or the minimum of $35.25 per share for purposes of the pro forma net income per share range.

(c)                 We have assumed the related fees and expenses of $2.5 million will be included in the basis of the Tender Offer and be funded from cash and cash equivalents.

Except as amended and supplemented by this Supplement, the terms and conditions of the Tender Offer remain as set forth in the Original Offer to Purchase and the Amended Letter of Transmittal. This Supplement should be read in connection with the Original Offer to Purchase and the Amended Letter of Transmittal. Unless otherwise indicated, capitalized terms used in this Supplement have the same meanings given to them in the Original Offer to Purchase.

Brinker International, Inc.

September 27, 2006

The Amended Letter of Transmittal, certificates for shares and any other required documents should be sent or delivered by each shareholder of the Company or his or her bank, broker, dealer, trust company or other nominee to the Depositary as follows:

The Depositary for the Tender Offer is:

Mellon Investor Services LLC

By Mail:	By Overnight Courier:	By Hand:
Mellon Investor Services LLC	Mellon Investor Services LLC	Mellon Investor Services LLC
Attn: Reorganization Dept.	Attn: Reorganization Dept.	Attn: Reorganization Dept.
P.O. Box 3448	480 Washington Boulevard	120 Broadway, 13th Floor
South Hackensack, NJ 07606	Mail Drop — Reorg	New York, NY 10271
Jersey City, NJ 07310

Delivery of the Amended Letter of Transmittal to an address other than as set forth above will not constitute a valid delivery to the Depositary.

Questions and requests for assistance may be directed to the Information Agent or to the Dealer Managers at their respective addresses and telephone numbers set forth below. Requests for additional copies of this Supplement, the Original Offer to Purchase, the Amended Letter of Transmittal or the Amended Notice of Guaranteed Delivery should be directed to the Information Agent.

The Information Agent for the Tender Offer is:

D.F. King & Co., Inc.
48 Wall Street
New York, New York 10005
Banks and Brokerage Firms Call: (212) 269-5550
All Others Call Toll-Free: (800) 578-5378

The Lead Dealer Manager for the Tender Offer is:

Goldman, Sachs & Co.

85 Broad Street
New York, New York 10004
Call: (212) 902-1000 ext. 25474
Call Toll-Free: (800) 323-5678 ext. 25474

The Co-Dealer Manager for the Tender Offer is:

Banc of America Securities LLC

9 West 57th Street
New York, New York 10019
Call: (212) 583-8502
Call Toll-Free: (888) 583-8900 ext. 8502